Mail Stop 4561

December 17, 2007

Kathleen M. Jepson, Chief Financial Officer
Horizon Bancorporation, Inc.
900 53rd Avenue East
Bradenton, Florida 34203

> **Re:** **Horizon Bancorporation, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Response filed December 12, 2007**
> **File No. 0-50748**

Dear Ms. Jepson:

      We have reviewed your response dated December 12, 2007 and have the following comments.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Consolidated Statements of Cash Flows, page F-5

1.   We note your response to comment number 2 in our letter dated November 29, 2007. We note you state that once a decision to sell is made to sell a loan, it should be reclassified to loans held for sale status. You further explain that you have not had a situation where a quarter or year end has fallen during the two week period necessitating the reclassification to appear on your corresponding period end balance sheet. We remind you that you should apply SOP 01-6 for all loans held for sale when a determination to sell is made and without regard for the timing of any period end or prior historical closing information. In addition, we would expect you to follow the guidance in paragraph 9 of SFAS No. 102 as well. We suggest you carefully review your accounting in these areas because we remain unclear how you are fully complying with the above guidance for all loans held for sale (or sold) based on the response provided. Please tell us why you believe amending your prior filings is not necessary and what other corrective measures you have undertaken or will undertake in future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief